SKY DIGITAL STORES CORP.
8/F, South Block, Yuan Xing Technology Building,
1 Song Ping Shan Road, High-tech Park,
Nanshan District, Shenzhen, P.R.C.
July 12, 2011

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Larry Spirgel

Re:	Sky Digital Stores Corp.
Form 8-K
Filed May 6, 2011
File No. 000-52293

Dear Mr. Spirgel:

We are responding to comments contained in the Staff letter, dated June 2, 2011, addressed to Mr. Lin Xiangfeng, the Company’s Chief Executive Officer and Chairman of the Board, with respect to the Current Report on Form 8-K (the “Filing”) of SKY Digital Stores Corp. (the “Company”) filed on May 6, 2011.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1.	Please update the financial information included in your filing.

Response:

FDH financial statements have been updated as of and for the three month period ended March 31, 2011 and are included as part of exhibit 99.1

2.
We note that you cite to industry research for information and statistics regarding mobile phone sales in China, for example the reference to the China Mobile Phones Market and Industry Survey on page 19.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.  Confirm for us that these documents are publicly available.

Response:

We have included as Exhibit A to the correspondence a translation of a news article that supports the information and statistics regarding mobile phone sales in China, which is publicly available on http://www.enet.com.cn/article/2009/0924/A20090924542249.shtml. The China Mobile Phones Market and Industry Survey on page 19 is publicly available in the prospectus Funtalk China Holdings Limited, filed with the Commission on October 26, 2010.

Item 1.01 Entry Into a Material Definitive Agreement, page 3

3.
Revise this section to discuss the negotiations leading up to the Share Exchange Agreement and the reasons why the parties chose this particular transaction.  In addition, identify and explain the particular roles played by any individuals or entities in arranging or facilitating the transaction.  Disclose all material relationships that existed between and among the Company, your former principal stockholder, or Ms. Xiuhong Tian, FDH and the shareholders of FDH prior to the time of the Share Exchange Agreement.  If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure.  Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.  Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Response:

The Filing has been revised to include the following disclosures under Item 1.01 "Entry Into a Material Definitive Agreement":

Mr. Lin Xiangfeng planned, organized and executed the Share Exchange. Prior to the Share Exchange, Mr. Lin Xiangfeng was the largest shareholder and sole officer of FDH. He was also the CEO of SKYC but did not own any shares of the Company. The parties involved in the Share Exchange are SKYC, FDH and all the FDH Shareholders. Mr. Lin Jinshui, an FDH Shareholder, is the father of Mr. Lin Xiangfeng and Mr. Lin Xiuzi, an FDH Shareholder, is the brother of Mr. Lin Xiangfeng. Except as otherwise disclosed above, there are no other relationships between and among the Company, our former principal stockholder, Ms. Xiuhong Tian, FDH and the FDH Shareholders. Other than Mr. Lin Xiangfeng, no third party played a substantial role in the agreement. There were no promoters in the Share Exchange.

Prior to the signing of the Share Exchange Agreement, Mr. Lin Xiangfeng was the largest shareholder of FDH. After the Share Exchange, he now holds 26.65% shares of SKYC and is the largest shareholder of SKYC and maintains the largest indirect ownership percentage of FDH. The Share Exchange Agreement was one of the steps to set up the structure of the Company. After the Share Exchange, SKYC controls all the subsidiaries of FDH in mainland China through FDH and the administration, organization, management teams and operation models of all the subsidiaries in mainland China remain unchanged.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

4.	Revise to explain which parties were involved in the valuation of FDH and the basis for the acquisition value of FDH at $4,743, 207 agreed to by these individuals.

Response:

The Filing has been revised to include the following disclosures in the section entitled “CLOSING OF EXCHANGE AGREEMENT”

The acquisition value of FDH was based on the net asset value of FDH contained in its 2010 audited financial statements , using standards of the Public Company Accounting Oversight Board (United States) and which were audited by Holtz Rubenstein Reminick LLP,

Organizational & Subsidiaries, page 6

5.
Expand your disclosure to more fully explain why you were organized and developed in your current format.  Discuss how the organization will permit infusion of foreign capital under the laws of the PRC and maintain an efficient tax structure, as well as foster internal organizational efficiencies.  Further, clarify the role that FDH and XTK play in your corporate structure.  Explain any reasons or benefits for why FDH was established in Hong Kong.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Organization & Subsidiaries”:

The Company is structured in its current format so that it will not be subject to governmental approval in PRC. Pursuant to the Provision on the Takeover of Domestic Enterprises by Foreign Investors (hereinafter referred to as “No. Ten Provision”) jointly released by Chinese Ministry of Commerce (“MOFCOM”), China Securities Regulatory Commission (“SRC”) and several other government agencies, certain takeovers of domestic companies by foreign companies are subject to the approval of the MOFCOM and certain overseas listings are subject to the approval of the SRC. The structure of FDH controlling Donxon and XTK was established in its current way so that the acquisition of Donxon and the establishment of XTK would not be subject to the approval of MOFCON and SRC under the No. Ten Provision.

Under Article 16 of Regulations on Exchange Control of the People’s Republic of China, the FDH Shareholders, Donxon and XTK are required to register with the exchange control agencies with jurisdiction. They have submitted the relevant registration materials to Shenzhen Administration of Exchange Control for review. After the registration, foreign investment can be infused into the domestic entities lawfully.

The current structure of the Company reduces tax. Pursuant to the Arrangement on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income between the Mainland of China and Hong Kong Special Administrative Region, Hong Kong enterprises are only subject to a corporate income tax which equals to 5% of dividend income from mainland, instead of 25% for all other non-domestic enterprises.

6.
Expand your disclosure to discuss the laws and regulations associated with wholly foreign-owned enterprises in the PRC and any impact these laws and regulations would have on your subsidiaries and your company as a whole if applied to you.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Organization & Subsidiaries”:

Applicable Laws and Regulations in the PRC:

The following legal rules apply to wholly foreign-owned enterprise: The Company Law of the People's Republic of China, Law of the People’s Republic of China on Foreign-owned Enterprises, Rules of the Implementation of Law of the People’s Republic of China on Foreign-owned Enterprises, Interim Measures for the Administration of Examining and Approving Foreign Investment Projects, and Catalogue of Encouraged Foreign Investment Industries.

According to Catalogue of Encouraged Foreign Investment Industries, Donxon is categorized in the industry of mobile communication terminal equipment, which is an encouraged industry. The applicable rules have no negative impact on the establishment and operation of the Company and its subsidiaries.

7.	Revise your disclosure to explain who owns the remaining 30% of FDSC.

Response:

The following disclosures have been included in the section entitled “XTK and its subsidiaries, Dasen and FDSC”:

The remaining 30% ownership of the shares of FDSC are held by two PRC citizens who are not related parties to the Company. Guan Yinyan holds 20% while Guan Yujian holds 10%.

8.
Your current disclosure does not address the regulatory requirements for a foreign investment entity operating a telecommunications business in the PRC.  Revise to discuss the PRC regulations and the governmental bodies that oversee your business licenses and the registration requirements of the principals of your company.  Additionally, revise all appropriate risk factor disclosure to discuss the specific PRC rules and regulations associated with your company.

Response:

The current Chinese legal rules on foreign company’s investment and operation in communication industry are not applied to the Company because under the Catalogue of Encouraged Foreign Investment Industries, it is in the mobile communication terminal equipment industry, not the telecommunication industry. Meanwhile, there is no need to obtain relevant qualification and registration with respect to foreign company’s investment and operation in communication industry. According to the legal rules in force in mainland China, this transaction is exempted from governmental review and approval.

Donxon, page 6

9.
Revise your disclosure to explain the process in acquiring Network access Licenses from the Ministry of Industry and Information Technology.  Additionally, we note your disclosure that 21 models of your mobile phones passed government inspections in 2009.  If applicable, please disclose the number of mobile phones that did not pass the appropriate PRC government inspections.

Response:

No sample telephones submitted by the Company have failed to pass the inspection. The Filing has been revised to include the following disclosures in the section entitled “Donxon”:

Application Process of Network Access Licenses

The Company obtains network access license from China Ministry of Industry and Information Technology based on the network access procedure rules in the second chapter of Measures for the Administration of Telecommunication Equipment. The applicant for the network access of telecommunication equipment must submit (1) an application form for telecommunication equipment network access, (2) the Corporation business license, (3) description of business, (4) quality certificate or examine report, (5) telecommunication equipment introduction, (6) inspection report or product certificate. If the manufacturer is applying for network access of radio transmission equipment, it is required to provide the “Radio Transmission Equipment Type Approval Certificate” issued by Ministry of Information Industry. If the manufacturer is apply for radio communication equipment, internetwork equipment or any new products, it is required to provide the complete technical proposals and testing reports of such products.

Within 60 days after the agency has received the application materials, the Telecommunication Administration of Ministry of Information Industry will approve the application or notify the applicant in writing.

If the applicant has obtained a quality certificate, it can choose the samples for inspection. If the manufacturing enterprise has not obtained a quality system certificate, the samples for inspection should be chose according to the measures of  Provincial Communication Administration. The quality system inspection will be implemented by the authorized quality system inspection organization of the Ministry of Information Industry.

Radio communication equipment, internetwork equipment and any new product which apply for network access will be tested for at least three month in the telecom network in mainland China or in the simulated experiment network specified by Ministry of Information Industry. The testing unit will issue a testing report.

The Telecommunication Administration of Ministry of Information Industry will arrange experts to appraise the whole technical proposal, testing report and inspection report. Based on the experts’ appraisal opinion, if eligible, the enterprise can be credited with network license.

10.
We note your disclosure that Donxon was established in 2003 and since then has achieved “excellent success.”  Define “excellent success.”  If applicable, define “excellent success” quantitatively so investors can better understand your historical success and whether the recent trends may continue in the future.

Response:

Our statement that Donxon has achieved excellent success was an inadvertent error in translation. The Filing has been revised as follows:

Donxon was established on April 9, 2003 and entered into the telecommunication market and related fields by establishing regional dealerships with certain international brands such as TCL, Philips and Capitel ~~and has achieved excellent success~~.

11.
Explain Donxon’s “close business relationships” with China Telecom, China Mobile and China Unicom.  Additionally, revise your disclosure on page 11 to discuss your relationships with these companies when discussing the strengths and position within the industry.  If you have entered into any material agreements with the companies, please file them as exhibits pursuant to item 601(b)(10) of Regulation S-K.

Response:

In response to Comment 11, the seventh paragraph of the section entitled “Donxon” has been revised as follows:

With the growth of consumers in the electronics sector, the changes and expansion of the market, Donxon pushes further for innovation while maintaining sales efforts in existing products (such as GSM phones and CDMA phones through its channels). Donxon worked with design houses and solution vendors to enter the 3G market. Leveraging on the business relationship with China Telecom, China Mobile and China Unicom to secure orders from these major carriers, Donxon continues to search for business opportunities in China and the international markets. ~~It has also entered into the 3G mobile phone market by co-operating with top domestic plan providers. It has established close business relationships with Chinese mobile carriers, such as China Telecom, China Mobile and China Unicom. Aiming for expansion in both the Chinese and the international markets, Donxon is continuously searching for business opportunities and is prepared to accept new challenges.~~

12.	Discuss the international markets Donxon is aiming to expand to in the near future.

Response:

In response to Comment 12, the Filing has been revised to include the following disclosure in the section entitled “Donxon”:

Donxon will replicate the private label and Donxon brand product model for international markets.  Our primary targets are developing countries in South Asia, Middle East and Eastern Europe, where customers are more likely to buy affordable quality products.

Organization and Subsidiaries, page 6

13.
Please revise your organization chart to delineate between those entities outside of China and those within it.  Likewise, please revise to identify which entity is a WOFE.  For any such WOFE, supplementally provide an English translation of its business license.

Response:

The organization chart has been revised to delineate between the entities outside of mainland China and those within it and identify every WOFE. The English translations of XTK and Donxon have been provided as Exhibit B and Exhibit C to this response letter.

Main Products and Product Positioning, page 7

14.
We note certain of your patents expired on April 28, 2010.  Explain the effect the expiration of these patents will have on your operations going forward.  Provide appropriate risk factor disclosure if necessary.

Response:

Our statements that the Appearance Patent of E189 EVDO 3G mobile phone and E389 EVDO 3G mobile phone last until April 28, 2010 were both inadvertently stated in error. These patents will expire on April 28, 2020 and we have revised the Filing accordingly to reflect this.

Market Shares and Competitors, page 11

15.	Revise to discuss your competitive position within the industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response:

The Filing has been revised as follows in the section entitled “Market Shares and Competitors”:

Donxon sold 625,937 units of mobile handsets in 2010, which compares with the total mobile user base of 859 million. Donxon has a lot of room to grow without attracting much attention from our competitors. We focus on the 3 major China Mobile Carriers - China Telecom, China Mobile and China Unicom and provide private label as well as Donxon/EMI brand mobile phones featuring trendy design and customized applications. Our latest mobile phone model features micro-projection machine that is unique in the market. Donxon offers quality products at attractive prices to build ongoing business relationship with mobile carriers and resellers. ~~Focus on the three main companies - China Telecom, China Mobile and China Unicom’s customized mobile communication products; has independent R&D capabilities of mobile phones with integrated micro-projection machine, independent R&D with a cluster calling features (PTT) mobile terminal industry applications.~~

Donxon’s Research and Development Procedure Chart, page 13

16.
Please revise to include narrative disclosure to explain more specifically how Donxon’s research and development process works so as to arrive at new products beginning with market pull and technology push.

Response:

We have determined that under Accounting Standards Codification 730, the Company’s product development activities, appearance design, product certification and testing are excluded from research and development activities and therefore, are expensed as part of cost of goods sold in the consolidated financial statements. The Filing has been revised accordingly to remove reference to research and development activities.

Suppliers and Materials, page 15

17.
Confirm whether your retail chain stores currently sell your Donxon and EMI brand products.  If so, discuss any agreements entered into between Donxon and XTK.  File any material agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The retail chain stores currently do not sell Donxon or EMI brand products.  Our plan is to include Donxon products in the future.

Business Model, page 16

18.
We note your disclosure that XTK’s business model is to focus the sales of its products in third and fourth-tier cities throughout China.  Please consider including appropriate risk factor disclosure addressing the risks and uncertainties involved with focusing your business on less developed and less populated areas if China.  Further, explain how XTK anticipates becoming a dominant specialty retailer for consumer digital and mobile communication products and services in China while primarily focusing on lesser established markets.

Response:

XTK is primarily focusing on the growing third and fourth-tier cities with population range from 1.5 million to 7 million for the following reasons. (1) The stores are usually located nearinternational fast food chain restaurants. We utilize the traffic flow that the restaurants draw to provideus with a base of potential clients. This has been proven to be a practical strategy. (2) For the last few years, the Central Government policies have been favoring the less developed cities that we focus on. (3) Customers in the third and fourth-tier cities are more willing to purchase affordable local brands than international brands.  (4) In addition, the overall rental costs for the stores are lower than in the first and second-tier cities. Further, we are planning to transition our business model to include franchising. In utilizing our expertise in the retail area, this business model will alleviate the risks in the upfront cost of the expansions and steady the ramp up rate. It will also enhance our overall market position in sales of our products and customer support.

Sector Barriers and Regulations, page 18

19.
Please confirm whether you paid up to $5 million of a chip license fee to Qualcomm when entering the market of CDMA mobile phone research and sales.  We note the main products of Donxon currently include, among others, CDMA phones.

Response:

Donxon assembles mobile handsets based on PCBA modules. We focus on handset appearance and mobile applications. Suppliers of our CDMA phone modules hold license with Qualcomm and we do not pay any chip license fee to Qualcomm directly.

Risk Factors, page19

We will incur significant costs to ensure compliance with United States corporate governance and accounting requirements…, page 22

20.	To the extent determinable, please revise to provide an estimate of the costs associated with public company reporting requirements.

Response:

We have revised the above referenced risk factors as follows to include an estimate of the costs associated with public company reporting requirements.

We will incur significant costs associated with our public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission. We expect the compliance costs in 2011 will be no less than $400,000 or 20% of our 2010 net income. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We extend current credit to our customers…, page 23

21.	Revise your risk factor to disclose the current amount of accounts receivables associated with your open account terms extended to certain customers.

Response:

We have revised the above referenced risk factor to include the following disclosures:

We extend credit only to customers that we deem creditworthy based on an analysis of their credit profiles. However, our customers are subject to market and their own business and other risks. Accordingly, we periodically review our reserve for credit losses for adequacy considering economic conditions and trends and credit quality indicators. We cannot be certain that our reserve for credit losses will be adequate to cover credit losses in our portfolio because of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If the credit quality of our customer base materially decreases as a result of economic conditions or if our reserves for credit losses are not adequate, our business, financial condition and results of operations may suffer. Our standard credit term is “Net 40 days from date of shipment”. All accounts receivables outstanding at year end 2010 have been received. As of June 25, 2011, we do not have any receivable that has been outstanding  longer than 40 days.

If we fail to obtain or maintain all required licenses…, page 25

22.
Revise this risk factor to discuss more specifically the required licenses, permits, filings, registrations and approvals you are subject to as a result of having your main operating entity in the PRC.  Specifically, provide the names of the relevant PRC government entities and discuss the applicable laws and regulations and whether you believe these regulations apply to you as a foreign-invested enterprise or otherwise.

Response:

The above referenced risk factor has been revised as follows:

Our business operations are subject to a significant number of licenses, permits, filings, registrations and approvals in the PRC, such as those relating to foreign direct investment, manufacturing businesses, e-commerce, employee stock option plan, anti-monopoly, borrowings, taxation, foreign exchange, social insurance, labor, fire prevention, and public health and safety. Currently, we are required to obtain and maintain three certificates to produce and sell mobile communication terminal equipment: (1) Network Access License for Telecommunications Equipment issued by Ministry of Industry and Information Technology (“MIIT”) under Telecommunications Regulations of People’s Republic of China and Administration of the Network Connection of Telecommunications Equipment Procedures, (2) Validated License of Radio Transmitting Equipment Model issued by MIIT Radio Regulations of People’s Republic of China and (3) China National Mandatory Product Certification issued by China Quality Certification Center under Compulsory Product Certification Management Regulation.

Our ability to continue to operate our existing business and to successfully implement our expansion strategies into new businesses depends on our obtaining, maintaining and renewing (where necessary) the relevant regulatory approvals under PRC laws. We have obtained all three certificates to carry out our business. If, however, we are unsuccessful in obtaining or renewing such approvals, we may be prohibited from continuing our operations, and we may have to expend considerable time and costs in order to sustain our business.

Voting Control by our executive officers…, page 26

23.	Revise your risk factor to disclose the percentage of majority voting control your executive officers, directors and other affiliates currently own.

Response:

The above referenced risk factor has been revised as follows:

As of May 5, 2011, our executive officers, directors and other affiliates own ~~majority~~ 75.55% of our voting shares. These shareholders can control substantially all matters requiring approval by our shareholders, including the election of directors and the approval of other business transactions. This concentration of ownership could have the effect of delaying or preventing a change in control of us or discouraging a potential acquirer from attempting to obtain control of us, which could prevent our shareholders from realizing a premium over the market price for their ordinary shares.

Due to various restrictions under PRC laws on the distribution of dividends by our PRC operating companies…, page 28

24.
We note that a PRC subsidiary is required to allocate at least 10% of its annual after-tax profits to a statutory reserve fund until the amount in such fund reaches 50% of the company’s registered capital.  Please disclose your registered capital and include whether the allocations the Company has made to such fund to date complies with the applicable PRC laws and regulations.  To the extent the Company has not complied with these requirements, please quantify any fines or penalties the Company may be subject to as a result of non-compliance.

Response:

The above referenced risk factor has been revised to include the following disclosures:

Article 167 of Company Law of the PRC requires our PRC subsidiaries to allocate 10% of the annual after-tax profits as a reserve fund until the amount in the fund reaches 50% of the registered capital. Failure to comply with Article 167 will result in a fine of no more than RMB 200,000.Our subsidiaries in China have allocated statutory reserve fund according to the above requirement. As of Jun 25, 2011, the registered capital of Donxon is RMB 30,000,000. As of the end of 2010, Donxon has allocated RMB 1,216,886.94 as Donxon’s statutory reserve fund. The company will continue to allocate 10% of net profit as statutory reserve fund in accordance with the regulation until the 50% register capital threshold is reached. XTK has a registered capital of RMB 1,000,000. Dasen has a registered capital of RMB 10,000,000. FSDC has a registered capital of RMB 1,000,000. None of XTK, Dasen and FSDC had any profit over the last 2 years. Therefore, none of them made any  statutory reserve fund contribution.  We will allocate 10% of net profit as statutory reserve fund when they become profitable.

Although the applicability of PRC taxes…, page 32

25.
Explain why it “remains unclear” whether the gain to shareholders from the sale or transfer of your shares will be subject to PRC taxes.  Provide your analysis as to whether you will be taxed under EIT Law.

Response:

There are two kinds of share transfers under the applicable PRC tax laws:
1. Sales or transfer of shares with capital gains: individual shareholders need to pay 20% personal income tax for the capital gain under the Individual Income Tax Law of the People’s Republic of China and Regulation for the Implementation of the Individual Income Tax Law of the People’s Republic of China; corporate shareholders need to pay 25% corporate income tax for the capital gain under the Corporate Income Tax Law of the People’s Republic of China and Regulation for the Implementation of the Corporate Income Tax Law of the People’s Republic of China.
2. Sale or transfer of shares without capital gain: neither individual shareholders nor corporate shareholders are taxed. However, Article 4 of the Notice on Strengthening Equity Transfer Income and Individual Income Tax Management from State Taxation Administration requires the taxation authorities to strengthen the assessment and verification of equity transfer income tax. It requires the taxation authorities to carefully review the equity transfer income of the withholding agents or taxpayers to determine whether the equity transfer is consistent with the arms’ length principle and rational economic behavior. In the event that the declared taxation basis is significantly lower than value of the shares with no proper justification, the tax authorities with jurisdiction can determine the tax base based on the net asset value per share or the aggregate net asset value proportionate to the shares held by the transferring shareholder. It means if the Chinese taxation authorities determine that the price of share transfer is significantly lower than the intrinsic value of the shares, such taxation authorities can impose more tax based on the net asset value corresponding to the shares.

The Company has no obligations to issue notice, withhold or remit taxes. The Company will not be liable for shareholders’ failure to pay taxes in accordance with the PRC laws.

We may not be in compliance with RPC social insurance and housing fund laws and regulations which may subject us to fines and legal sanctions, page 33

26.
In your disclosure you state that some of your PRC subsidiaries, as well as their respective operating branches, might not make enough social insurance and housing fund contributions for your PRC employees according to laws and regulations cited.  Please tell us and disclose whether the company had made the required contributions, or explain why you do not know.

Response:

The above referenced risk factor has been revised as follows:

Some of our PRC subsidiaries, as well as their respective operating branches, might not make enough social insurance and housing fund contributions for our PRC employees according to the above laws and regulations. For convenience purposes, some short-term employees in the Chinese subsidiaries voluntarily requested the subsidiaries not to make the social insurance and housing fund contributions for them directly. Instead, they would receive the amounts in cash that would otherwise be contributed so they could make the contributions themselves. All the employees who received such contributions in cash had signed agreements to waive their claims to such contributions against the Company and to bear all adverse legal consequences themselves. If, however, the relevant PRC authorities determine that we shall make supplemental social insurance and housing fund contributions and subject to fines and legal sanctions, our business and results of operations may be adversely affect.

Substantial future sales or perceived sales…, page 34

27.
Please revise this risk factor or add another risk factor highlighting a shareholder’s inability to rely upon Rule 144 to resell their stock until one year from the date of this Form 8-K.  Please note the resale restrictions imposed by Rule 144(i) for one year following consummation of the merger.  Additionally, revise your disclosure on page 44 under Item 3.02 to discuss the resale restrictions imposed by Rule 144(i).

Response:

The above referenced risk factor has been revised as follows:

Substantial future sales of our ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Shares held by stockholders may be sold subject to volume and other restrictions under Rule 144 under the Securities Act. We previously were a shell Company. Therefore, shareholders will not be able to sell their shares until one year from the date of the original Form 8-K. To the extent these shares are released and these shares are sold into the market, the market price of our ordinary shares could decline.

Additionally, Item 3.02 has been revised as follows:
Pursuant to the Exchange Agreement, on May 5, 2011, we issued an aggregate of 23,716,035 shares of common stock to the FDH Shareholders, their designees or assigns, in exchange for 100% of the outstanding shares of FDH.  Such securities were not registered under the Securities Act.  These securities qualified for exemption under Section 4(2) of the Securities Act since the issuance securities by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of securities offered. We did not undertake an offering in which we sold a high number of securities to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such securities are restricted pursuant to Rule 144 of the Securities Act. We previously were a shell Company. Therefore, shareholders will not be able to sell their shares until one year from the date of the original Form 8-K. This restriction ensures that these securities would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act for this transaction.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 35
Results of Operations, page 35

28.
Please provide more analysis as to reasons behind your period-to-period changes in your “results of operations” section.  More detail should be provided as to why line items have changed and whether any changes have prospective implications.  In addressing prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009”:

Our primary business operation in 2009 and 2010 – Donxon has evolved from a mobile handset retailer to customized designer and manufacturer.  Revenue grew 583% from 5.1 million to 35 million.  Results from 2009 primary represented retail business because Donxon brand products were still being developed. The significant growth in 2010 resulted from the change of direction of the Company from retailing, where our gross margin was about 6%, to manufacturing products based on customer requirements, where we are able to push up our gross margin to over 10%.

Our investments included appearance design, certification and registration.  Orders for Donxon/EMI brand product increased dramatically in 2010.  Donxon invested in two assembly lines in 2010 to handle manufactures.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 35
Net Sales/Revenue, page 36

29.
We note the significant increase in year over year revenue from $5 million to $35 million.  Please expand your disclosure to explain in greater detail how you achieved a 583% increase in revenue between 2009 and 2010.  Specifically address the following in your discussion:

•	Explain how you were able to earn $35 million in revenue, primarily from the manufacturing and sale of mobile phones;
•	Disclose when you began producing your own line of mobile phones under your own brand names;
•	Disclose when you began to market your own line of branded phones, when you placed your first sale with a customer, and when you began to see the ramping up of the sales of your branded phones;
•	Quantify the amount of revenue earned in 2010 from phones manufactured by the company and the amount earned from reselling international branded phones;
•	Disclose both the number of mobile phones manufactured, and the number sold, by the company in 2009 and 2010;
•	Disclose the price range of company manufactured mobile phones sold under your own brand names and the mobile phones sold by the company under international brands; and
•	Describe the changes in your mix of customers and volume of sales to these customers, including any concentrations in sales during 2009 and 2010.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Net Sales/Revenue”:

We began production of own line of mobile phone in January 2010.  We developed and marketed our line of Donxon / EMI phones since 2009. Volume orders started to come in 2010. In 2010, all our revenue was derived from mobile handset manufactured by Donxon. In 2009, we sold 35,453 units of mobile phones with no production by our own facility. In 2010, we manufactured 618,500 units of mobile phones and sold 625,937 units. Donxon manufactured mobile phone pricing ranged from RMB150 to 1,160. We no longer are selling international brands through Donxon sales team. In 2009, our sales are concentrated in 7 Samsung mobile handset models and 5 customers.  Average unit price for the 7 models ranged from $98 to $205. Each of the top 3 customers contributed about USD 1.3 million of revenue. The average price per unit was $ 146. In 2010, our sales are distributed across 27 mobile handset models and 25 customers.  Out of the 25 models, 15 models were priced from $22 to $59. All the top 10 models were made by Donxon.  Unit prices for the top 5 models in 2010 range from $41 to $175.  Only 2 of top 5 customers in 2009 as remained our top 10 customer in 2010.  Revenue from the top 10 customers ranges from $1.7 million to $3 million, where average unit prices range from $40 to $77.

Although we have significant revenue growth from year 2009 to year 2010 by taking care of customer needs and changing our business model.  We do not expect same rate of revenue growth in 2011.  Donxon/EMI brand of handset business is targeted to grow by 20% in 2011.

30.	Explain to readers how you satisfy customer demand for your manufactured products. Specifically, do you manufacture based upon orders placed by your customers? Describe your backlog of orders, if any.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Cost of Sales”:

We make to order based on customer confirmed orders. Customers usually sign a blanket agreement that specify price and quantity required for the year. Each customer has to confirm their order quantity by model on the 15th of each month for shipment at the end of the following month. In 2010, we manufactured 618,500 units. The Company’s backlog at any point in time usually represents only a portion of the revenue it expects to realize during the following month.\

31.
Further, please discuss your sales and marketing efforts in greater detail.  Your discussion should provide a break-down of the $2,692 and $1,190 spent for advertising for the years ended December 31, 2010 and 2009, disclosed on page 12 of Exhibit 99.1, within the context of the advertising and promotion strategies disclosed on page 10.  It should also explain how such a comparatively small investment contributed to your increase in revenue.  If there are other factors that contributed to the increase in revenue, you should discuss them fully.

Response:

The Filing has been revised as follows in the section entitled “Operating Expenses”:

~~Operating expenses were $137,455 for the year ended December 31, 2009, compared to $1,100,500 for the year ended December 31, 2010. The operating expense in 2010 was increased by $963,045, or 701%, as compared to 2009, due to the increase in payroll, shipping and selling, general and administrative expenses during the year in which we first launched our own lines of mobile phones.~~

Our General and Administrative expenses grew from $134,383in 2009 to $721,633 in 2010, the majority of the increase relates to the hiring of additional personnel as well as an increase in our rent expense. Salary and benefits within General and Administrative expenses increased from $56,870 in 2009 to $307,252 in 2010. Our rent expense increased from $29,681 in 2009 to $94,550 in 2010.

Donxon target customers are mobile carriers, suppliers to mobile carriers and mobile phones stores.  This segment is cover by our direct sales forces.  We expanded our sales team in 2010.  Customer leads come from trade shows, exhibitions and referrals. We have not been doing any advertising campaign.  Our selling expenses grew from 3,072 in 2009 to 378,867 in 2010 which was primarily attributable to the increase in our sales staff as well as higher shipping expenses in 2010 related to the increased sales volume.

32.
In light of the significant increase in revenue, explain why you have only $859,476 in inventory at December 31, 2010, compared to $904,439 at December 31, 2009.  Describe for readers the nature of the raw materials inventory at December 31, 2010 and explain why your inventory includes no finished goods.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009”:

Our business model in 2009 was to purchase handset as inventory and sell to different customers. At the end of 2009, we had $904,439 worth of inventory for 7 models of Samsung mobile handsets. In 2010, all retailing inventories were cleared. In 2010, our primary business is manufacturing of private brand or Donxon/EMI brand handsets. We make to order for each confirmed customer order. Customers will confirm quantity order by handset model to be delivered at end of following month by the 15th of each month. Therefore, at year end 2010, our inventories are parts pending assembly to fulfill outstanding order for January 2011. All finished products were shipped at end of the month.

33.
We note in footnote 7 that the company had no machinery and equipment in 2009.  Describe for readers the nature of the machinery acquired during 2010, state when it was acquired and when you began to manufacture your products using this equipment.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Results of Operations for the Year ended December 31, 2010 Compared to the Year ended December 31, 2009”:

To satisfy our manufacturing requirements, Donxon purchased equipment for 2 production lines with 4 units of test equipment in January 2010. The total investment is RMB 737,474.

Capital Expenditure	Amount (RMB)	Period
Office Equipment	205,424	January 2010
Production Equipment	532,050	January 2010
Total	737.474

Liquidity and Capital Resources, page 37

34.
Provide a detailed discussion of your accounts receivable balance as of December 31, 2010.  Within this discussion identify any significant concentrations of the receivables and describe any collection issues or concerns.  Also, quantify the amount that was greater than ninety days past due at year-end the amount cash collected by the company since year-end.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Capital Resources”:

The Company had an accounts receivable balance of $5,473,803 at December 31, 2010. There were no receivables that were more than 90 days old. The Company credit terms are usually 40 days. All December 31, 2010 receivables have been collected as of March 31, 2011. No one customer accounted for over 10% of 2010 sales or 10% of the December 31, 2010 Accounts Receivable balance.

35.	We note on page 8 you intend to manufacture a tablet PC. Disclose in detail your plans in this regard, including timing and financing.

Response:

The initial intention was to manufacture tablet PCs; however, the cost is not getting lower while the price is not getting higher. As a result, we have decided further market research is required in order to provide a better understanding of the tablet PC market in making a decision to further proceed with the manufacturing plan. Currently, the plan for manufacturing tablet PC is put on hold. We have revised the Filing accordingly by deleting all references to tablet PC.

36.
Revise your disclosure to provide discussion related to the net cash used in investing activities, net cash provided by operating activities and net cash provided by financing activities for the past two fiscal years.  Please discuss any known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future.  Please also discuss the reasons behind the period to period changes in your capital expenditures going forward.

Response:

The Filing has been revised to include the following disclosures in the section entitled “Capital Resources”:

Discussion of Cash Flow

Comparison of cash flow results for the year ended December 31, 2010 and 2009 is summarized as follows:

	Year ended December 31
	2010	2009
Cash provided by (used in):
Operating activities	$751,595	$(1,521,263)
Investing activities	$(109,086)	$(904)
Financing activities	$(2,768,134)	$581,915

Operating Activities

Net cash provided by operating activities during the year ended December 31, 2010 was $751,595 which consisted of our net income of $2,040,222, offset by net changes in operating assets and liabilities due to our expanded operating activities, including an increase in accounts receivable of $5,337,211, a decrease in prepaid expenses of $1,246,402 as well as an increase in account payable of $1,829,233.

Net cash used by operating activities during the year ended December 31, 2009 was $1,521,263 which consisted of our net income of $243,730, offset by an increase in inventory of $360,274, an increase in prepaid expenses of $1,265,681 as well as a decrease in accounts payable of $204,969.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 was $109,086 when compared to $904 for the year ended December 31, 2009 which consisted of purchased of property and equipment for our production line.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2010 was $2,768,134, including repayment of loans from unrelated party of $1,052,391 as well as dividend payment of $1,612,307 made to stockholders.

Net cash provided by financing activities for the year ended December 31, 2009 amounted to $581,915 which consisted primarily of net loan borrowings from unrelated parties of $500,594 as well as a shareholder loan of $81,321.

Directors and Executive Officers, page 38

37.
Provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature.  See Item 401(e)(1) of Regulation S-K.

Response:

The Filing has been revised as follows in the section entitled “(b) Appointment of Directors and Officers”:

Lin Xiangfeng, Chief Executive Officer and Chairman of the Board of Directors

Mr. Lin received his bachelor degree from Fuzhou University majoring in Business Administration and got his EMBA from Xiamen University. Mr. Lin founded Shenzhen Nan Kai Shi Ye Company Limited in April 2003. The company changed its name in 2008 and is currently known as Shenzhen Dong Sen Mobile Communication Technology Company Limited. Mr. Lin is currently serving as the Chairman of the company. Mr.Lin is the founder of SKYC and the mastermind behind its development. His vision, business and management track record in China and the mobile terminal production business experience will help SKYC expand and excel.

Johnny C.W. Chan, Chief Financial Officer

Mr. Chan has over 25 years of experience in business management in Telecommunications and High Technology Companies. He was a VP at Arrow Asia Pac, CTO at eIDS, and Assistant General Manager at PCCW/Hongkong Telecom (HKT). Mr. Chan has experience in merger and acquisition, incubation and operation and startup business.  Prior to HKT, Mr. Chan holds IT management position in The Hong Kong & China Gas Co., Ltd. and AT&T in Hong Kong & Canada. Mr. Chan received a B. Math (Hons.) in Computer Science from University of Waterloo and a M.B.A. from University of Louisville. Mr. Chan brings along extensive experience in the telecommunications business, business operation and internal control that will make SKYC competitive in both the Chinese and international markets.

Xiuhong Tian, Secretary and Director

Ms. Tian graduated from Zhong Hua Accounting College majoring in Accounting. Ms. Tian served as Accounting Manager in Beijing Jing Tie Investment Management Company Limited from July 2005 to December 2008. Ms. Tian currently is a self-employed business consultant. Ms Tian has experience in oversea listing and requirements and will contribute to the management of the Company.

Involvement in Certain Legal Proceedings, page 39

38.	Please note that Item 401(f) of Regulation S-K was amended to require disclose of an expanded list of certain legal proceedings during the past ten years. Please revise your disclosure appropriately.

Response:

The Filing has been changed in the section entitled “Involvement in Certain Legal Proceedings” as follows:

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ~~five~~ ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Executive Compensation, page 39

39.	Please revise your executive compensation tables on pages 39 and 40 to be consistent with Item 402(n)(1) of Regulation S-K.

Response:

The executive compensation tables have been revised to be consistent with Item 402(n)(1) of Regulation S-K

Certain Relationships and Related Transactions, and Director Independence, page 43

40.	Please identify the “FDH” Shareholders”.

Response:

The Filing has been revised to include the following disclosures under “Certain Relationships and Related Transactions, and Director Independence”:

The FDH Shareholders are Xiangfeng Lin, Jianxing Lin, Wenbin Wu, Zihong Lin, Junyong Wang, Kun Chen, Jinshui Lin, Xiuzi Lin, Chengfeng Zhang, Shenzhen Top Finance Guaranty Investment Inc., TF Capital Management (HK), Lingjuan Wang, Linlin Li, Hao Wang and Xiaolan Dai. Jinshui Lin is the father of Xiangfeng Lin and Zihong Lin. Zihong Lin is the brother of Xiangfeng Lin and son of Jinshui Lin.

41.	Revise to provide the disclosure required by Item 407(a) of Regulation S-K regarding the independence of your board of directors.

Response:

The Filing has been revised to include the following disclosures under “Certain Relationships and Related Transactions, and Director Independence”:

Currently there are no independent directors on the board of directors. The number of independent director and members of board of director may increase in the future and the Company may set up board committee.

42.
In this section, please discuss the consultancy agreement between Shenzhen Xing Tian Kong Digital Co. Ltd. and Yinyan Guan dated April 8, 2011.  We note Exhibit 10.4 to the Form 8-K and discussion in Note 14 to the Financial Statements.

Response:

The Filing has been revised to include the following disclosures under “Certain Relationships and Related Transactions, and Director Independence”:

On April 8, 2011, XTK and Guan Yinyan, CEO and Chairman of Dasen, entered into a Consultancy Agreement under which Guan Yinyan would serve as a management consultant to XTK. As consideration, XTK would pay Guan Yinyan a total of $303,407.

Exhibit 99.1

Hong Kong First Digital Holding Limited and Subsidiaries, Consolidated Balance Sheets, page 4

43.
Please revise to provide the disclosure required by Rule 5-02(29( of Regulation S-X (e.g., the number of shares authorized, issued and outstanding for each of your different classes of shares), or advise us in detail.

Response:

The financial statements included in exhibit 99.1 have been revised to provide the information requested.

Note 2 – Summary of Significant Accounting Policies, page 8

Revenue Recognition, page 11

44.
We note that your disclosure cites the four general criteria from ASC 605-10-S99 as the basis for your revenue recognition policy.  Please expand your revenue recognition policies to describe how you apply the general criteria to your business.  Describe what you consider to be pervasive evidence of an arrangement; how you determine if delivery has occurred or services have been rendered (e.g., at shipment or delivery, discuss acceptance criteria), if the selling price is fixed or determinable, and if collectability is reasonably assured.

Response:

The section entitled “Revenue Recognition” of Note 2 has been replaced by the following disclosures:

The Company records revenues when all of the following criteria have been met:
Persuasive evidence of an arrangement exists. The Company generally relies upon sales contracts or agreements, and customer purchase orders, to determine the existence of an arrangement;

Sales price is fixed or determinable. The Company assesses whether the sales price is fixed or determinable based on the payment terms and whether the sales price is subject to refund or adjustment;

Delivery has occurred. The Company uses shipping terms and related documents, or written evidence of customer acceptance, when applicable, to verify delivery or performance. The Company’s customary shipping terms are FOB destination point;

Collectability is reasonably assured. The Company assesses collectability based on creditworthiness of customers as determined by our credit checks and their payment histories. The Company records accounts receivable net of allowance for doubtful accounts and estimated customer returns.

The Company’s revenue is principally derived from sale of mobile phone and digital products to wholesalers in the PRC.

The Company provides a one-year warranty to its customers that its products will meet the functionality standards agreed to in each sales arrangement. The Company expenses all warranty expenses as incurred and at the time their existence is known. For the year ended December 31, 2010 and 2009, warranty expenses have been minimal and no warranty reserve was considered necessary. The Company believes the existence of the product warranty in a sales contract does not constitute a deliverable in the arrangement and thus there is no need to apply FASB ASC Topic 605-25 separation and allocation model for a multiple deliverable arrangement. FASB ASC Topic 450 specifically addresses the accounting for standard warranties and neither SAB 104 nor FASB ASC Topic 605-25 supersedes FASB ASC Topic 450.

45.
Further, please explain a typical revenue arrangement for your products, including length of contract or arrangement, shipment and billing terms, customer acceptance, return policies, warranties, credits and discounts, rebates, price protection or similar privileges and how these impact revenue recognition.

Response:

Typical arrangement is Donxon customer will sign a framework agreement that list the commited quantity for the year by model.  Unit price for each model are specified on the framework agreement.  Confirmed quantity for shipment in following month has to be confirmed by the 15th of each month. Standard credit terms are Net 40 days from day of shipment. Customers have 3 days to confirm if there is any problem with the shipment. After customer stamp and sign back the delivery note, customer invoice are issued and revenue booked. Donxon does not provide any price protection or rebates.

Warranty expenses have been minimal and no warranty reserve was considered necessary. The Company believes the existence of the product warranty in a sales contract does not constitute a deliverable in the arrangement and thus there is no need to apply FASB ASC Topic 605-25 separation and allocation model for a multiple deliverable arrangement. FASB ASC Topic 450 specifically addresses the accounting for standard warranties and neither SAB 104 nor FASB ASC Topic 605-25 supersedes FASB ASC Topic 450.

The Company acknowledges that that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lin Xiangfeng
Lin Xiangfeng
Chief Executive Officer and Chairman

Exhibit A

Market Share of the Domestic Mobile Phone Market in August

Morning paper news (Reporter Jiao Likun) easy view international data display, last year our country handset sales volume approximately 246,000,000.Last year the fourth quarter, our country handset total sales volume was 67,598,000, surrounded the ratio to grow 5%.
Easy view international analyst Lu Libin to point out that, the fourth quarter, the 3G handset sales volume broke through 15,000,000 critical junctions last year, the link compared to grew 24.5%, this mainly was because telecommunication operation business key marketing 3G.iPhone 4 and the peaceful outstanding handset also is a 3G handset big luminescent spot.

Exhibit B

Reg. No
编号：№1165071

# 企业法人营业执照
Corporate Business License

（副　本）(Copy) copy#1
副本1

Registration Number
注册号　440301503394393

Name
名　称　Shenzhen Xing Tian Kong Digital Co. Ltd.
星天空数码（深圳）有限公司

Address
住　所　Unit 2A-98 B2 Block South 2/F, Languang Mansion, 56 Zhenhua Road, Futian District, Shenzhen
深圳市福田区振华路56号兰光大厦B2楼2层南室2A-98

Legal Representative
法定代表人　Lin Jianxing
林建兴

Registered Capital
注册资本　RMB 1M
人民币100万元

Paid in Capital
实收资本　RMB 0
人民币0万元

Business Type
公司类型　Limited Company (Taiwan/HongKong/Macau Legal Individual Wholly Owned)
有限责任公司（台港澳法人独资）

Business Scope
经营范围　通信产品、数码产品、通信设备、电子元器件、办公自动化设备、计算机软硬件的批发及相关配套业务（不涉及国营贸易管理商品，涉及配额、许可证管理及其它专项规定管理的商品，按国家有关规定办理申请）。Communication Products, Digital Products, Communications equipment, Electronics components, Office Automation equipments, Computer hardware / Software wholesales and associated business (Not include products manage by Government trading Administration, products that require quota, permit or specialized management. Such products require further approval by corresponding government agency / offices)

Shareholder (Founder)
股东（发起人）　香港第一数码控股有限公司
Hongkong First Digital Holding Limited

Operation Period: February 28, 2011 to February 28, 2031
营业期限　自　二〇一一年二月廿八日　至　二〇三一年二月廿八日

Corporate Date: February 28, 2011
成立日期　二〇一一年二月廿八日

Remarks
## 须　知

Corporate Business License is a certificate for corporate legal entity and legal status
1.《企业法人营业执照》是企业法人资格和合法经营的凭证。
Corporate business License has original and copy. Both original and copy has same legal effect
2.《企业法人营业执照》分为正本和副本，正本和副本具有同等法律效力。
Corporate business license should post on visible location at registered address
3.《企业法人营业执照》正本应当置于住所的醒目位置。
Corporate business license should not be fake, modify, rent loan or transfer
4.《企业法人营业执照》不得伪造、涂改、出租、出借、转让。
Change of information has to apply for update with registration authority and get a renewed license
5. 登记事项发生变化，应当向公司登记机关申请变更登记，换领《企业法人营业执照》。
Apply for Annual check March 1 to June 30 Annually
6. 每年三月一日至六月三十日，应当参加年度检验。
In the event Coporate business license was suspended. It is illegal to conduct business other than shut down activity
7.《企业法人营业执照》被吊销后，不得开展与清算无关的经营活动。
Cancellation of registration - corporate business license orginal or duplicate copy has to return to registration authority
8. 办理注销登记，应当交回《企业法人营业执照》正本和副本。
9.《企业法人营业执照》遗失或者毁坏的，应当在公司登记机关指定的报刊上声明作废，申请补领。
If corporate business license is lost or damaged. Notification has to post on designated newspaper and apply for replacement copy with registration authority

年度检验情况
Annual check record

| | | | |
|---|---|---|---|
| | | | |

Registration Office　Market Supervision Administration of Shenzhen Municipality
登记机关　深圳市市场监督管理局

210883　二〇一一年二月廿八日
February 28, 2011

Exhibit C

Corporate

# 企业法人

Business License

# 营业执照

Registration Number

注 册 号： 440301103433647

成立日期： 二〇〇三年四月九日

Incorporation Date: April 9, 2003

副 本 数 1 copy #1

登记机关 深圳市市场监督管理局

Registration Authority

Market Supervision Administration of Shenzhen Municipality

Date: March 2, 2011

二〇一一年 三月 二 日

2009年度已年检 Annual Checked in 2009

编号：№ 1141397

名 称 深圳市东森移动通信技术有限公司

Name: Shenzhen Donxon Mobile Communication Technology Co.

住 所 深圳市宝安区西乡街道洲石路111号富源工业城C5栋6楼

Address: Unit C5, 6/F, Fuyuan Industrial City, 111 Zhoushi Rd. Xixiang , Baoan District, Shenzhen

法定代表人 林子鸿

Legal representative: Lin Zihong

注册资本 人民币3000万元

Registered Capital: RMB 30M

实收资本 人民币3000万元

Paid in Capital: RMB 30M

公司类型 有限责任公司（台港澳法人独资）

company type: Limited company (Taiwan, Hong Kong, Macau Legal individaul Wholly Owned)

经营范围 移动通信技术的开发，移动电话机的设计、生产、电子计算机及配件、通讯器材、化工产品（不含化学危险品）的批发、进出口及相关配套业务（不涉及国营贸易管理商品、涉及配额、许可证管理及其它专项规定管理的商品，按国家有关规定办理申请）。

Business Scope : Mobile communication technology development, mobile phone design, production, computer and accessory, communication equipment, chemical product (exclude dangerous goods) wholesale, Import / Export and related business ( State run trading items, quota controlled, Permit required goods, need application with state authorities)

股东(发起人) 香港第一数码控股有限公司

Shareholder (founder): Hong Kong First Digital Holding Limited

营业期限 自 二〇〇三年四月九日

至 二〇二三年四月九日

Operating Period: From: April 9, 2003 To: April 9, 2023

[每年3月1日至6月30日向登记机关申请年检，不再通知]

(Apply for annual check March 1 - Jun 30 with registration authority. No notice will be given)